February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (303) 812-1445
H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation
707 17th Street
Suite 3600
Denver, Colorado 80202

      Re: Forest Oil Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed March 21, 2007
              File No. 001-13515

Dear Mr. Clark:

We have reviewed your December 14, 2007 response to our comments of December 5, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets relating to total shareholder return and cash cost. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

              Sincerely,

              Carmen Moncada-Terry
              Attorney Advisor